Filed pursuant to Rule 424(b)(3)

Registration No. 333-115013

PROSPECTUS

FOCUS ENHANCEMENTS, INC.

5,773,143 SHARES OF COMMON STOCK

This prospectus covers up to 5,773,143 shares of our common stock, $0.01 par value per share, which may be offered for resale by the selling stockholders named in this prospectus and the persons to whom such selling stockholders may transfer their shares. No securities are being offered or sold by us pursuant to this prospectus. The selling stockholders acquired the common stock and warrants to purchase common stock directly from us in private placements that were exempt from the registration requirements of federal and state securities laws. See page 8 under the heading “Selling Shareholders.” Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to the selling shareholders identified in this prospectus to register for resale shares issued to them.

Pursuant to this prospectus, the selling shareholders may sell some or all of the shares they hold through ordinary brokerage transactions, directly to market makers of our shares, or through any of the other means described in the “Plan of Distribution” section of this prospectus, beginning on page 12 of this prospectus. Except for the exercise of warrants and the payment of approximately $1,105,000 in indebtedness to us, which includes amounts previously owed to COMO Computer & Motion GmbH by certain shareholders, the selling shareholders, and not us, will receive all of the proceeds from any sales of the shares, less any brokerage or other expenses of the sale incurred by them.

We will pay all registration expenses including, without limitation, all Securities and Exchange Commission (“SEC”) and blue sky registration and filing fees, printing expenses, transfer agents’ and registrars’ fees, and the fees and disbursements of our outside counsel in connection with this offering, but the selling shareholders will pay all selling expenses including, without limitation, any underwriters’ or brokers’ fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the selling shareholders.

Each selling shareholder and any broker executing selling orders on behalf of the selling shareholders, may be deemed to be an “underwriter” as such term is defined in the Securities Act of 1933, and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

Our common stock is listed on the NASDAQ SmallCap Market with the ticker symbol “FCSE.” On July 19, 2004, the closing price of our common stock on the NASDAQ SmallCap Market was $1.21 per share. Our principal executive offices are located at 1370 Dell Avenue, Campbell, California 95008, and our telephone number is (408) 866-8300.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our common stock involves a high degree of risk. Please carefully consider the “ Risk Factors” beginning on page 1 of this prospectus.

The date of this prospectus is July 21, 2004.

We have not authorized any person to give any information or make any statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

RISK FACTORS

You should carefully consider the following risks relating to our business and our common stock, together with the other information described elsewhere in this prospectus. If any of the following risks actually occur, our business, results of operations and financial condition could be materially affected, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

We have a long history of operating losses.

As of March 31, 2004, we had an accumulated deficit of $64.6 million. We incurred net losses of $1.6 million, $1.7 million and $6.0 million for the three months ended March 31, 2004 and the years ended December 31, 2003 and 2002, respectively. There can be no assurance that we will ever become profitable. Additionally, our auditors have included an explanatory paragraph in their report on our financial statements for the year ended December 31, 2003 with respect to substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

We may need to raise additional capital, which will result in further dilution of existing and future stockholders.

Historically, we have met our short- and long-term extra cash needs through debt and the sale of common stock in private placements because cash flow from operations has been insufficient to fund our operations.

Future capital requirements will depend on many factors, including cash flow from operations, continued progress in research and development programs, competing technological and market developments, and our ability to market our products successfully. If we require additional equity or debt financing in the future, there can be no assurance that sufficient funds will be raised. Moreover, any equity financing or convertible debt would result in dilution to our then-existing stockholders and could have a negative effect on the market price of our common stock. Furthermore, any additional debt financing will result in higher interest expense.

We recently completed the acquisitions of COMO and Visual Circuits Corporation in the first half of 2004. Although these acquisitions were, or will be, effected through the issuance of common stock, cash may be needed to fund operations because the businesses associated with these acquisitions are not currently profitable. To that end, in April 2004 we raised net proceeds of approximately $5.2 million through the sale of approximately 3.9 million shares of our common stock to a group of third party investors in a private placement transaction.

We are dependent upon a significant stockholder to meet our interim financing needs.

We have relied upon Carl Berg, a director and significant owner of our common stock, for interim financing needs. As of December 31, 2003, we had an aggregate of approximately $4.4 million in debt and accrued interest outstanding to Mr. Berg. On March 19, 2004, Mr. Berg converted this debt and accrued interest to common and preferred stock. Additionally, Mr. Berg has provided Samsung Semiconductor Inc., our contracted ASIC manufacturer, with a personal guarantee to secure our working capital requirements for ASIC purchase order fulfillment. There can be no assurances that Mr. Berg will continue to provide such interim financing or personal guarantees, should we need additional funds or increased credit facilities with our vendors.

We have a significant amount of convertible securities that will dilute existing stockholders upon conversion.

At July 2, 2004, we had 3,161 shares of preferred shares issued and outstanding, and 1.4 million warrants and 6.3 million options, which are all exercisable into shares of common stock. The 3,161 shares of preferred stock are convertible into approximately 3.2 million shares of our voting common stock. Furthermore, we may grant 331,000 additional stock options to our employees, officers, directors and consultants under our current stock option plans. We also may issue additional shares in acquisitions. Any additional grant of options under existing or future plans or issuance of shares in connection with an acquisition will further dilute existing stockholders.

Any acquisitions of companies or technologies by us, including our recently completed acquisition of Visual Circuits Corporation’s assets and acquisition of COMO may result in distraction of our management and disruptions to our business.

We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise, as was the case in May 2004 when we acquired substantially all the assets of Visual Circuits Corporation, and in February 2004 when we acquired the stock of COMO. From time to time, we may engage in discussions and negotiations with companies regarding the possibility of acquiring or investing in their businesses, products, services or technologies. We may not be able to identify suitable acquisition or investment candidates in the future, or if we do identify suitable candidates, we may not be able to make such acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, technology or products and service offerings. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect the results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions and/or pay for the legal, accounting or finders fees, typically associated with an acquisition. The issuance of equity securities could be dilutive to our existing stockholders. In addition, the accounting treatment for any acquisition transaction may result in significant goodwill, which, if impaired, will negatively affect our consolidated results of operations. The accounting treatment for any potential acquisition may also result in a charge for in-process research and development expense, which will negatively affect our consolidated results of operations.

We rely on certain vendors for a significant portion of our manufacturing.

Approximately 49% of the components for our products are manufactured on a turnkey basis by two vendors, Furthertech Company Ltd. and Samsung Semiconductor Inc. In addition, a single vendor in Mexico assembles certain of our products. If these vendors experience production or shipping problems for any reason, we in turn could experience delays in the production and shipping of the Company’s products, which would have an adverse effect on our results of operations.

We are dependent on our suppliers.

We purchase all of our parts from outside suppliers and from time to time experience delays in obtaining some components or peripheral devices. Additionally, we are dependent on sole source suppliers for certain components. There can be no assurance that labor problems, supply shortages or product discontinuations will not occur in the future which could significantly increase the cost, or delay shipment, of our products, which in turn could adversely affect our results of operations.

We depend on a few customers for a high percentage of our revenues and the loss or failure to pay of any one of these customers could result in a substantial decline in our revenues and profits.

For the three months ended March 31, 2004, three customers in aggregate provided 47% of our total revenues and as of March 31, 2004 comprised 47% of our accounts receivable balance. We presently have no reason to believe that these customers lack the financial resources to pay. We do not have long-term contracts requiring any customer to purchase any minimum amount of products. There can be no assurance that we will continue to receive orders of the same magnitude as in the past from existing customers or will be able to market our current or proposed products to new customers. However, the loss of any major customer, the failure of any such identified customer to pay us, or to discontinue issuance of additional purchase orders, would have a material adverse effect on our revenues, results of operation, and business as a whole absent the timely replacement of the associated revenues and profit margins associated with such business. Furthermore, many of our products are dependent upon the overall success of our customers’ products, over which we often have no control.

To that point, in January 2004, Microsoft ceased placing orders for our FS454 product. Shipments of the FS454, which were primarily to this significant customer, represented 25% and 37% of our total revenues for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively. The loss of Microsoft orders for the FS454 will have a material adverse effect on our revenues, operating profit and liquidity, especially when compared to the third and fourth quarter of 2003 and the first quarter of 2004, as we began our initial shipments to Microsoft in the third quarter of 2003 and continued sales through the first quarter of 2004. However, as the product was manufactured by one of our contract manufacturers, we were able to meet Microsoft’s requirements without an increase in our staffing and operations. Although there can be no assurances, we do not anticipate any significant adjustments to our staffing or operations or significant adjustments to the carrying value of our FS454 inventory, as a result of this loss.

Our quarterly financial results are subject to significant fluctuations.

We have been unable in the past to accurately forecast our operating expenses or revenues. Revenues currently depend heavily on volatile customer purchasing patterns. If actual revenues are less than projected revenues, we may be unable to reduce expenses proportionately, and our operating results, cash flows and liquidity would likely be adversely affected.

Our products may become obsolete very quickly and new product development may not be successful.

The computer peripheral markets are characterized by extensive research and development and rapid technological change resulting in short product life cycles. Development by others of new or improved products, processes or technologies may make our products or proposed products obsolete or less competitive. We must devote substantial efforts and financial resources to enhance our existing products and to develop new products, including our investment in Ultra Wideband technology, which is currently averaging approximately $500,000 per quarter and is expected to increase significantly through the remainder of 2004. There can be no assurance that we will succeed with these efforts.

We may not be able to protect our proprietary information.

As of March 31, 2004, we held four patents and one pending application, which combined five previous provisional patent applications, in the United States. Certain of these patents have also been filed and issued in countries outside the United States. We treat our technical data as confidential and rely on internal non-disclosure safeguards, including confidentiality agreements with employees, and on laws protecting trade secrets, to protect our proprietary information. There can be no assurance that these measures will adequately protect the confidentiality of our proprietary information or prove valuable in light of future technological developments.

Delays in product development could adversely affect our market position or customer relationships.

We have experienced delays in product development in the past and may experience similar delays in the future. Given the short product life cycles in the markets for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could cause us to lose customers and damage our competitive position. Prior delays have resulted from numerous factors, such as:

•	changing product specifications; difficulties in hiring and retaining necessary personnel;

•	difficulties in reallocating engineering resources and other resource limitations;

•	difficulties with independent contractors;

•	changing market or competitive product requirements;

•	unanticipated engineering complexity;

•	undetected errors or failures in software and hardware; and

•	delays in the acceptance or shipment of products by customers.

If we are unable to respond to rapid technological change in a timely manner, then we may lose customers to our competitors.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our products. Our industry is characterized by rapid technological change, changes in user and customer requirements and preferences and frequent new product and service introductions. If competitors introduce products and services embodying new technologies, or if new industry standards and practices emerge, then our existing proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following:

•	both license and internally develop leading technologies useful in our business;

•	enhance our existing technologies;

•	develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

To develop our proprietary technology entails significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt our proprietary technology and transaction processing systems to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, then our customers may forego the use of our services and use those of our competitors.

We typically operate without a significant amount of backlog.

We typically operate with a small amount of backlog. Accordingly, we generally do not have a material backlog of unfilled orders, and revenues in any quarter are substantially dependent on orders booked in that quarter. Any significant weakening in current customer demand would therefore have and has had in the past an almost immediate adverse impact on our operating results.

During much of the first half of 2003, our common stock did not meet the minimum bid price requirement to remain listed on the Nasdaq SmallCap Market. If we were to be delisted, it could make trading in our stock more difficult.

Our voting common stock is traded on the Nasdaq SmallCap Market. There are various quantitative listing requirements for a company to remain listed on the Nasdaq SmallCap Market.

We are required to maintain a minimum bid price of $1.00 per share for our common stock. Between June 30, 2003 and June 30, 2004, Focus voting common stock did not close below $1.00 a share. On March 18, 2003, we were notified by the Nasdaq that our common stock did not meet the minimum bid price requirement to remain listed on the Nasdaq SmallCap Market. However, on May 21, 2003, we received notification from Nasdaq that we had regained compliance and the matter was closed.

We must maintain stockholders’ equity of $2.5 million. At March 31, 2004, we had total stockholders’ equity of $11.2 million. To the extent we incur net losses and do not raise additional capital, our stockholders’ equity will be reduced.

If we fail to meet these Nasdaq SmallCap requirements, our common stock could be delisted, eliminating the only established trading market for our shares. Any sales of our voting common stock at a discount to market may reduce the trading price of our common stock to a level below the Nasdaq minimum bid price requirement.

In the event we are delisted from the Nasdaq SmallCap Market, we would be forced to list our shares on the OTC Electronic Bulletin Board or some other quotation medium, such as pink sheets, depending on our ability to meet the specific listing requirements of those quotation systems. As a result an investor might find it more difficult to dispose of, or to obtain accurate price quotations for, such shares. Delisting might also reduce the visibility, liquidity, and price of our voting common stock.

Our common stock price is volatile.

The market price for our voting common stock is volatile and has fluctuated significantly to date. For example, between June 30, 2003 and June 30, 2004, the per share price has fluctuated between $1.26 and $4.20 per share, closing at $1.21 on July 19, 2004. The trading price of our voting common stock is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations, new sales formats or new products or services by us or our competitors;

•	cyclical nature of consumer products using our technology;

•	changes in financial estimates by us or securities analysts;

•	changes in the economic performance and/or market valuations of other multi-media, video scan companies;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	additions or losses of significant customers; and

•	sales of common stock or issuance of other dilutive securities.

In addition, the securities markets have experienced extreme price and volume fluctuations in recent times, and the market prices of the securities of technology companies have been especially volatile. These broad market and industry factors may adversely affect the market price of common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation, including us. If we are sued in a securities class action, then it could result in additional substantial costs and a diversion of management’s attention and resources.

Risks Related to Our Industry

International sales are subject to significant risk.

Our revenues from outside the United States are subject to inherent risks related thereto, including currency rate fluctuations, the general economic and political conditions in each country. There can be no assurance that the economic crisis and currency issues currently being experienced in certain parts of the world will not reduce demand for our products and therefore have a material adverse effect on our revenue or operating results.

Our businesses are very competitive.

The computer peripheral markets are extremely competitive and are characterized by significant price erosion over the life of a product. We currently compete with other developers of video conversion products and with video-graphic integrated circuit developers. Many of our competitors have greater market recognition and greater financial, technical, marketing and human resources. Although we are not currently aware of any announcements by our competitors that would have a material impact on our operations, there can be no assurance that we will be able to compete successfully against existing companies or new entrants to the marketplace.

The video production equipment market is highly competitive and is characterized by rapid technological change, new product development and obsolescence, evolving industry standards and significant price erosion over the life of a product. Competition is fragmented with several hundred manufacturers supplying a variety of products to this market. We anticipate increased competition in the video post-production equipment market from both existing manufacturers and new market entrants. Increased competition could result in price reductions, reduced margins and loss of market share, any of which could materially and adversely affect our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors in this market.

Often our competitors have greater financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than we possess. In addition, some of our competitors also offer a wide variety of video equipment, including professional video tape recorders, video cameras and other related equipment. In some cases, these competitors may have a competitive advantage based upon their ability to bundle their equipment in certain large system sales.

We are exposed to general economic conditions that have resulted in significantly reduced sales levels. If such adverse economic conditions were to continue or worsen, our business, financial condition and operating results could be adversely impacted.

If the adverse economic conditions in the United States and throughout the world continue or worsen, we may continue to experience a material adverse impact on our business, operating results, and financial condition. We continue to take actions and charges to reduce our cost of sales and operating expenses in order to address these adverse conditions. A prolonged continuation or worsening of sales trends may require additional actions and charges to reduce cost of sales and operating expenses in subsequent quarters. We may be unable to reduce cost of sales and operating expenses at a rate and to a level consistent with such a future adverse sales environment. If we must undertake further expense reductions, we may incur significant incremental special charges associated with such expense reductions that are disproportionate to sales, thereby adversely affecting our business, financial condition and operating results. Continuing weakness in the economy could decrease demand for our products, increase delinquencies in payments and otherwise have an adverse impact on our business.

Recent corporate bankruptcies, accounting irregularities, and alleged insider wrong doings have negatively affected general confidence in the stock markets and the economy, causing the U.S. Congress to enact sweeping legislation, which will increase the costs of compliance.

In an effort to address these growing investor concerns, the U.S. Congress passed, and on July 30, 2002, President Bush signed into law, the Sarbanes-Oxley Act of 2002. This sweeping legislation primarily impacts investors, the public accounting profession, public companies, including corporate duties and responsibilities, and securities analysts. Some highlights include establishment of a new independent oversight board for public accounting firms, enhanced disclosure and internal control requirements for public companies and their insiders, required certification by CEO’s and CFO’s of SEC financial filings, prohibitions on certain loans to offices and directors, efforts to curb potential securities analysts’ conflicts of interest, forfeiture of profits by certain insiders in the event financial statements are restated, enhanced board audit committee requirements, whistleblower protections, and enhanced civil and criminal penalties for violations of securities laws. Such legislation and subsequent regulations will increase the costs of securities law compliance for publicly traded companies such as us.

Continued terrorism threats and war in the Middle East have had a negative impact on the U.S. economy.

The adverse consequences of war and the effects of terrorism have had a negative affect on the U.S. economy. Further conflicts in the Middle East could negatively impact our ability to raise additional funds if needed and our revenues will be adversely affected if consumers and businesses continue to cut back spending.

NOTE ON FORWARD LOOKING STATEMENTS

From time to time, information provided by Focus Enhancements Inc. (“Focus”) or statements made by its employees may contain “forward looking” information within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and as such, may involve risks and uncertainties. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations, are generally identifiable by the use of words or phrases such as “believe”, “plan”, “expect”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “may increase”, “may fluctuate”, “may improve” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, and “could”. These forward-looking statements relate to, among other things, expectations of the business environment in which we operate, opportunities and expectations regarding technologies, anticipated performance or contributions from new and existing employees, proposed acquisitions, projections of future performance, possible changes in laws and regulations, potential risks and benefits arising from the implementation of our strategic and tactical plans, perceived opportunities in the market, potential actions of significant stockholders and investment banking firms, and statements regarding our mission and vision. Our actual results, performance, and achievements may differ materially from the results, performance, and achievements expressed or implied in such forward-looking statements due to a wide range of factors. Factors that may cause such differences include, without limitation, the availability of capital to fund our future cash needs, reliance on major customers, history of operating losses, failure to integrate new acquisitions, the actual amount of charges and transaction expenses associated with the acquisitions, the ability to recognize expected synergies upon acquisition and the related benefits envisioned by us, market acceptance of our products, technological obsolescence, competition, component supply problems and protection of proprietary information, as well as the accuracy of our internal estimates of revenue and operating expense levels. Each forward looking statement should be read in conjunction with the “Risk Factors” included in this prospectus, together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto, contained in our periodic reports filed with the SEC. We do not undertake, and specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

FOCUS ENHANCEMENTS, INC.

Founded in 1991, FOCUS Enhancements, Inc. is a designer of solutions in advanced, proprietary video technology. Headquartered in Campbell, California, we design, develop, and market video solutions in two distinct markets: advanced, proprietary video conversion ICs (Integrated Circuits) and affordable, high quality, digital-video conversion and video production equipment. Semiconductor (Integrated Circuit) products include designs for PCs, Game Cards, Internet TV, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to Original Equipment Manufacturers (OEMs). Our complete line of video presentation and video production devices are sold globally through resellers and distributors to the broadcast, education, cable, business, industrial, presentation, Internet, gaming, home video production and Home Theater markets.

Our main address is 1370 Dell Avenue, Campbell, California 95008 and our telephone number is (408) 866-8300. Our Web site is located at http://www.Focusinfo.com. Information contained in our Web site is not part of this prospectus.

THE TRANSACTIONS

DVUnlimited

In September 2003, we entered into an agreement to purchase certain software and other intangible assets of DVUnlimited, a sole proprietorship, located in Budapest, Hungary. The transaction was completed on September 25, 2003. Attila Mezei, received $50,000 and 19,231 shares of our common stock in exchange for the sale of all rights and technology related to DVUnlimited.

COMO Computer & Motion

In February 2004, we entered into an agreement to purchase all the outstanding stock of COMO Computer & Motion GmbH (“COMO”), a corporation, located in Kiel, Germany from its two shareholders. The transaction was completed on February 27, 2004.

•	Norman Schlomka, an individual, received 541,039 shares of our common stock in exchange for 92% of outstanding capital of COMO. Additionally, Mr. Schlomka may earn an additional 34,527 shares of our common stock over a two-year period, if certain performance goals are met and Mr. Schlomka remains an employee of COMO.

•	Frithjof Becker, an individual, received 254,123 shares of our common stock in exchange for 8% of outstanding capital of COMO. Additionally, Mr. Becker may earn an additional 11,739 shares of our common stock over a two-year period, if certain performance goals are met and Mr. Becker remains an employee of COMO.

vFinance Investments, Inc.

vFinance Investments, Inc. acted as our exclusive financial advisor, for the purposes of the acquisition of COMO. In connection with this transaction, we are obligated to pay vFinance Investments, Inc. a success fee of $100,000 and 30,000 shares of our common stock. vFinance’s duties as financial advisor for merger and acquisition services were undertaken on a reasonable best efforts basis only. It made no commitment to find a suitable acquisition target for us. Timothy Mahoney, a member of our Board of Directors, is the Chairman and COO of vFinance, Inc., the parent company to vFinance Investments, Inc. Mr. Mahoney owns approximately 20% of the shares of vFinance, Inc.

On May 28, 2004, we acquired substantially all the assets and assumed certain liabilities of Visual Circuits Corporation through the issuance of approximately 3.8 million shares of FOCUS Enhancements’ common stock. See “Unaudited Pro Forma Condensed Combined Financial Information - Acquisition of Visual Circuits Corporation.” In connection with this transaction, we are obligated to pay vFinance Investments, Inc. a success fee of $168,000 and 80,000 shares of our common stock. vFinance’s duties as financial advisor for merger and acquisition services were undertaken on a reasonable best efforts basis only. It made no commitment to find a suitable acquisition target for us.

Private Placement

On April 14, 2004, we completed the sale of 3,862,070 shares of our common stock in a private placement to 19 independent third party investors, receiving proceeds of approximately $5.2 million, net of offering costs of approximately $400,000. The shares were sold at an approximate 11% discount to the closing price of our common stock as of April 5, 2004, the date the commitment to purchase/sell was reached by the parties. Additionally, we issued warrants to the investors and a placement agent to purchase 940,414 shares of common stock at an exercise price of $2.00 per share.

Common Stock

The common stock shares initially issued in the above transactions were exempt from the registration requirements of the Securities Act of 1933, as amended.

The terms of the common stock are described in this prospectus under the heading “Description of Capital Stock.” Copies of the purchase agreement, the registration rights agreement and the form of warrant, have been filed as exhibits to the registration statement (of which this prospectus is a part), which are incorporated by reference in this prospectus.

USE OF PROCEEDS

Except for the exercise of warrants and the payment of approximately $1,105,000 in indebtedness to us, which includes amounts previously owed to COMO Computer & Motion GmbH by certain shareholders, we will not receive any of the proceeds from the sale of shares by the selling stockholders. In the event all 940,414 warrants were exercised, we would receive gross proceeds of $1.9 million. We are paying the expenses of registration of the shares being offered under this prospectus.

DILUTION

As of July 2, 2004, 4,786,463 shares of the 5,773,143 shares being offered pursuant to this prospectus were issued in private placements and are already outstanding. Of the remaining 986,680 shares, 46,266 may be issued to certain shareholders upon attainment of certain performance criteria over the next two years and 940,414 may be issued upon the exercise of warrants. The issuance of these additional shares will dilute our current shareholders by approximately 1.71%.

SELLING SHAREHOLDERS

The following table sets forth: (i) the number of shares of Focus common stock beneficially owned by each selling shareholder as of July 2, 2004 and (ii) the number of shares of Focus common stock to be offered hereby by each selling shareholder. Other than disclosed in this prospectus, no selling shareholder has had any position, office or other material relationship with us during the past three years. The information set forth below is based on information provided by each selling shareholder.

Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders. The percentage ownership data is based on 53,194,198 shares of our common stock issued and outstanding as of July 2, 2004.

The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders defined below.

Security Ownership (1)

Name	Number of Shares Beneficially Owned Before Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
				Number	Percentage
Attila Mezei	19,231		19,231	0	*
Norman Schlomka	581,215	(2)	575,566	5,649	*
Frithjof Becker	270,794	(3)	265,862	4,932	*
vFinance Investments, Inc.	110,000	(4)	110,000	0	*
033 Growth International Fund, LTD.	465,180	(5)	303,030	162,150	*
033 Growth Partners I, LP	940,010	(6)	608,436	331,574	*
033 Growth Partners II, LP	290,325	(7)	189,552	100,773	*
Basso Equity Opportunity Holding Fund Ltd.	150,000	(8)	150,000	0	*
Basso Multi-Strategy Holding Fund Ltd.	150,000	(9)	150,000	0	*
Bristol Investment Fund, Ltd	248,276	(10)	248,276	0	*
Cranshire Capital, L.P.	413,794	(11)	413,794	0	*
Crescent International Ltd.	252,000	(12)	252,000	0	*
Fountainhead Fund	120,000	(13)	120,000	0	*
Lakeshore International, Ltd.	413,794	(14)	413,794	0	*
Omicron Master Trust	331,034	(15)	331,034	0	*
OTAPE Investments LLC	82,759	(16)	82,759	0	*
Oyster Pond Partner, LP	215,374	(17)	140,364	75,010	*
R&R Opportunity Fund LP	100,000	(18)	62,069	37,931	*
Rodman & Renshaw, LLC	214,962	(19)	214,962	0	*
Solomon Strategic Holdings, Inc.	62,069	(20)	62,069	0	*
Spectra Capital Management, LLC	165,517	(21)	165,517	0	*
TCMP3	165,517	(22)	165,517	0	*
The Tail Wind Fund Limited	729,311	(23)	729,311	0	*

			5,773,143

*	Represents beneficial ownership of less than one percent
(1)	The preceding table has been prepared based solely upon information furnished to us as of the date indicated by the selling stockholders listed above. The selling stockholders identified above may have sold, transferred or otherwise disposed.
(2)	Includes 34,527 shares that will only be issued if certain conditions are met at December 31, 2004 and 2005. Proceeds from the sale of certain shares must be used to repay us approximately $730,000 of debt, of which approximately $375,000 relates to a note payable to COMO. Also, includes 5,649 shares of common stock issuable upon exercise of stock options within 60 days of July 2, 2004. See also “The Transactions – COMO Computer and Motion.”
(3)	Includes 11,739 shares that will only be issued if certain conditions are met at December 31, 2004 and 2005. Proceeds from the sale of certain shares must be used to repay us approximately $375,000 of debt, all of which relates to a note payable to COMO. Also, includes 4,932 shares of common stock issuable upon exercise of stock options within 60 days of July 2, 2004. See also “The Transactions – COMO Computer and Motion.”
(4)	See “The Transactions – vFinance Investments, Inc.”
(5)	Includes 50,505 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Lawrence C. Longo, Jr. has voting power and Michael T. Vigo has dispositive power. Messrs. Longo and Vigo disclaim any beneficial ownership in the underlying securities. See also “The Transactions – Private Placement.”

(6)	Includes 101,406 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Lawrence C. Longo, Jr. has voting power and Michael T. Vigo has dispositive power. Messrs. Longo and Vigo disclaim any beneficial ownership in the underlying securities. See also “The Transactions – Private Placement.”
(7)	Includes 31,592 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Lawrence C. Longo, Jr. has voting power and Michael T. Vigo has dispositive power. Messrs. Longo and Vigo disclaim any beneficial ownership in the underlying securities. See also “The Transactions – Private Placement.”
(8)	Includes 25,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Basso Asset Management, L.P. (“Basso”) is the Investment Manager to Basso Multi-Strategy Holding Fund Ltd. Howard I. Fischer is a managing member of Basso GP LLC, the General Partner of Basso, and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities. See also “The Transactions – Private Placement.”
(9)	Includes 25,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Equity Opportunity Holding Fund Ltd. Howard I. Fischer is a managing member of Basso GP LLC, the General Partner of Basso, and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities. See also “The Transactions – Private Placement.”
(10)	Includes 41,379 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Bristol Capital Advisors, LLC, is the investment advisor to Bristol Investment Fund, Ltd. Mr. Paul Kessler is the managing member of Bristol Capital Advisors, LLC and as such has voting and investment control over these securities. Mr. Kessler disclaims beneficial ownership over these securities. See also “The Transactions – Private Placement.”
(11)	Includes 68,966 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Mitchell P. Kopin, President of Downsview Capital, Inc., the general partner of Cranshire Capital L.P., has voting control and investment power over securities held by Cranshire Capital, L.P. Mr. Kopin disclaims beneficial ownership of the securities held by Cranshire Capital, L.P. See also “The Transactions – Private Placement.”
(12)	Includes 42,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Mel Craw and Maxi Brezzi, in their capacity as managers of GreenLight (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the shares owned by Crescent International Ltd. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares. See also “The Transactions – Private Placement.”
(13)	Includes 20,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Mr. Anthony Postiglione, as fund manager, has voting and investment control over the securities. Mr. Postiglione disclaims beneficial ownership over the securities. See also “The Transactions – Private Placement.”
(14)	Includes 68,966 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Hunter Capital Management, L.P. (“Hunter Capital”), a Delaware limited partnership, is the Investment Manager to Lakeshore International, Ltd. EBF & Associates, LP (“EBF”), a Delaware limited partnership, is the general partner of Hunter Capital and Global Capital Management, Inc. (“Global Capital”), a Delaware corporation, is the general partner of EBF. John D. Brandenborg and Michael J. Frey are the sole shareholders of Global Capital. As such, each of Hunter Capital, EBF, Global Capital, Mr. Brandenborg and Mr. Frey has investment power and voting control over these securities, but each disclaims beneficial ownership of these securities. See also “The Transactions – Private Placement.”
(15)	Includes 55,172 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (‘“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron, Capital and OCI may be deemed to share dispositive power over the shares of common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of July 2, 2004, Olivier R. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein currently have voting and dispositive power over the shares of common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934; as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC, Regulation 13D-G) controls Omicron and Winchester. See also “The Transactions – Private Placement.”

(16)	Includes 13,793 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. OTA Financial Group – Ira Leventhal, a U.S. citizen, has voting and dispositive power with regard to the securities. Mr. Leventhal disclaims beneficial ownership. See also “The Transactions – Private Placement.”
(17)	Includes 23,394 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Lawrence C. Longo, Jr. has voting power and Michael T. Vigo has dispositive power. Messrs. Longo and Vigo disclaim any beneficial ownership in the underlying securities. See also “The Transactions – Private Placement.”
(18)	Includes 10,345 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Messrs. John J. Borer and Thomas G. Pinou have voting and investment power over the securities. Messrs. Borer and Pinou disclaim any beneficial ownership over the securities. See also “The Transactions – Private Placement.”
(19)	Includes 7,827 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Messrs. John J. Borer and Thomas G. Pinou have voting and investment power over the securities. Messrs. Borer and Pinou disclaim any beneficial ownership over the securities. See also “The Transactions – Private Placement.”
(20)	Includes 10,345 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Directors Andrew MacKellar and Westlaw Limited control Solomon Strategic Holdings and have voting and investment control over the securities of such entity. See also “The Transactions – Private Placement.”
(21)	Includes 27,586 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. George Porges, President of Spectra Financial Group and a member of Spectra Capital Management has voting and investment power over shares held by Spectra Capital Management. See also “The Transactions – Private Placement.”
(22)	Includes 27,586 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Messrs. Steven Slawson and Walter Schenker as principals, have voting and investment control over the securities. See also “The Transactions – Private Placement.”
(23)	Includes 121,552 shares of common stock issuable upon exercise of warrants exercisable within 60 days of July 2, 2004. Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain (“TWAM”), is the investment manager for The Tail Wind Fund Ltd., and David Crook is the CEO and controlling shareholder of TWAM. Each of TWAM and David Crook disclaim any beneficial ownership of, or pecuniary interest in, the shares being registered hereunder and held by The Tail Wind Fund Ltd. See also “The Transactions – Private Placement.”

PLAN OF DISTRIBUTION

We are registering the shares of stock being offered by this prospectus for resale in accordance with certain registration rights granted the selling shareholders, including their pledgees, donees, transferees or other successors-in-interest, who may sell the shares from time to time, or who may also decide not to sell any or all of the shares that may be sold under this prospectus. We will pay all registration expenses including, without limitation, all the SEC and blue sky registration and filing fees, printing expenses, transfer agents’ and registrars’ fees, and the fees and disbursements of our outside counsel in connection with this offering, but the selling shareholders will pay all selling expenses including, without limitation, any underwriters’ or brokers’ fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the selling shareholders.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Selling shareholders Rodman & Renshaw, LLC, R&R Opportunity Fund LP and Spectra Capital Management, LLC are either broker-dealers or affiliated with broker-dealers and are underwriters within the meaning of the Securities Act in connection with the resale of their shares. Any commissions received by such broker-dealers, affiliates, or agents and any profit on the resale of the shares purchased by them will be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders, including Rodman & Renshaw, R&R Opportunity Fund and Spectra Capital Management, have informed us that at the time they purchased our common stock they did not, and currently do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock being sold pursuant to this prospectus.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

Except for the exercise of warrants and the payment of approximately $1,105,000 in indebtedness to us, which includes amounts previously owed to COMO Computer & Motion GmbH by certain shareholders, we will not receive any of the proceeds from the selling shareholders’ sale of our common stock.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue up to 100,000,000 shares of common stock, $0.01 par value per share, and 3,000,000 shares of preferred stock, $0.01 par value per share. As of July 2, 2004, 53,194,198 shares of common stock, 2,744 shares of series B convertible preferred stock and 417 shares of series C convertible preferred stock were issued and outstanding. All of the outstanding capital stock is, and will be, fully paid and non-assessable.

Common Stock

Holders of common stock are entitled to one vote per share. All actions submitted to a vote of stockholders are voted on by holders of common stock voting together as a single class. Holders of common stock are not entitled to cumulative voting in the election of directors.

Holders of common stock are entitled to receive dividends in cash or in property on an equal basis, if and when dividends are declared on the common stock by our board of directors, subject to any preference in favor of outstanding shares of preferred stock, if there are any.

In the event of liquidation of our company, all holders of common stock will participate on an equal basis with each other in our net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock.

Holders of common stock are not entitled to preemptive rights and the common stock is not subject to redemption.

The rights of holders of common stock are subject to the rights of holders of any preferred stock that we designate or have designated. The rights of preferred stockholders may adversely affect the rights of the common stockholders.

Preferred Stock

Our board of directors has the ability to issue up to 3,000,000 shares of preferred stock in one or more series, without stockholder approval. The board of directors may designate for the series:

•	the number of shares and name of the series,

•	the voting powers of the series, including the right to elect directors, if any,

•	the dividend rights and preferences, if any,

•	redemption terms, if any,

•	liquidation preferences and the amounts payable on liquidation or dissolution, and

•	the terms upon which such series may be converted into any other series or class of our stock, including the common stock and any other terms that are not prohibited by law.

It is impossible for us to state the actual effect it will have on common stock holders if the board of directors designates a new series of preferred stock. The effects of such a designation will not be determinable until the rights accompanying the series have been designated. The issuance of preferred stock could adversely affect the voting power, liquidation rights or other rights held by owners of common stock or other series of preferred stock. The board of directors’ authority to issue preferred stock without stockholder approval could make it more difficult for a third party to acquire control of our company, and could discourage any such attempt. We have no present plans to issue any additional shares of preferred stock.

Series B Preferred Stock

On April 24, 2001, the board of directors of Focus adopted a Certificate of Designation whereby a total of 2,000 shares of Series B Preferred Stock, $0.01 par value per share were authorized for issuance. Each share has a liquidation preference in the amount of $1,190.48 plus all accrued or declared but unpaid dividends. Cash dividends on the stock are non-cumulative and are paid at the option of the board of directors. If paid, the rate shall be seven percent per annum. The board does not presently intend to pay dividends on the stock. At the option of the holder, each share is convertible into 1,000 shares of our common stock. At July 2, 2004, there were 2,744 shares of Series B Preferred Stock outstanding.

Series C Preferred Stock

On November 12, 2001, the board of directors of Focus adopted a Certificate of Designation whereby a total of 500 shares of Series C Preferred Stock, $0.01 par value per share were authorized for issuance. Each share has a liquidation preference in the amount of $1,560.00 plus all accrued or declared but unpaid dividends. Cash dividends on the stock are non-cumulative and are paid at the option of the board of directors. If paid, the rate shall be seven percent per annum. The board does not presently intend to pay dividends on the stock. At the option of the holder, each share is convertible into 1,000 shares of our common stock. At July 2, 2004, there were 417 shares of Series C Preferred Stock outstanding.

Options and Warrants

As of July 2, 2004, 6.3 million options for shares were outstanding under our approved stock option plans and 331,000 shares were available for future grants under our stock option plans. We have also issued warrants totaling 1.4 million common stock shares. Holders of options and warrants do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the options and warrants. The number of shares of common stock for which these options and warrants are exercisable and the exercise price of these options and warrants are subject to proportional adjustment for stock splits and similar changes affecting our common stock. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the options and warrants.

LEGAL MATTERS

Manatt, Phelps & Phillips L.L.P., Los Angeles, California, will pass upon the validity of our securities and certain other legal matters in connection with our offering of our securities.

EXPERTS

The financial statements of Focus as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this prospectus by reference from Focus’ Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the substantial doubt about Focus’ ability to continue as a going concern and the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” in 2002), which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Visual Circuits as of and for the years ended September 30, 2003 and 2002 have been audited by McGladrey & Pullen LLP, an independent registered public accounting form, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding Visual Circuit’s ability to continue as a going concern), which is included with this registration statement, in reliance upon the report of such firm given their authority as experts in accounting and auditing.

RECENT DEVELOPMENTS

On April 14, 2004, we completed a private placement to sell approximately 3.9 million shares of our common stock to third party investors, receiving proceeds of approximately $5.2 million, net of offering costs of approximately $400,000. The shares were issued at $1.45 per share, an approximate 11% discount to the closing price of Focus’ common stock on April 5, 2004. In connection with the private placement, we issued warrants to the investors and to a placement agent to purchase a total of approximately 940,000 shares of common stock at an exercise price of $2.00 per share. No compensation expense was recorded given that the warrants were issued in connection with the issuance of common stock.

On May 28, 2004, we acquired substantially all the assets and assumed certain liabilities of Visual Circuits Corporation through the issuance of approximately 3.8 million shares of our common stock. Visual Circuits, located in Minneapolis, develops integrated hardware, software and network solutions that schedule, distribute, store and present digital video in a wide range of commercial media applications. See also “Unaudited Pro Forma Condensed Combined Financial Information - Acquisition of Visual Circuits Corporation.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION –

ACQUISITION OF VISUAL CIRCUITS CORPORATION

Overview

On May 28, 2004, Focus acquired certain assets and assumed certain liabilities of Visual Circuits. The total estimated purchase price of $9.2 million includes consideration of 3.8 million shares of Focus voting common stock valued at approximately $8.7 million and estimated direct transaction costs of $450,000. Direct transaction costs include financial advisory, legal and accounting fees and other direct transaction costs. The allocation of the aggregate purchase price of approximately $9.2 million will be finalized following receipt of the closing balance sheet of Visual Circuits and a final independent appraisal of certain intangible assets of Visual Circuits. For further discussion of the risks associated with the potential acquisition, see “Risk Factors.”

The accompanying unaudited pro forma combined condensed consolidated balance sheet gives effect to the acquisition of Visual Circuits’ assets by Focus as if such transaction occurred on March 31, 2004. Unaudited pro forma combined condensed balance sheet combines the consolidated balance sheets of Focus and of Visual Circuits as of March 31, 2004.

The accompanying unaudited pro forma combined condensed consolidated statements of operations present the results of operations of Focus for the year ended December 31, 2003 and the three-month period ended March 31, 2004, combined with the statement of operations of Visual Circuits for the twelve-month period ended December 31, 2003 and the three-month period ended March 31, 2004. The unaudited pro forma combined condensed unaudited consolidated statements of operations give effect to this acquisition as if it had occurred as of January 1, 2003. The pro forma combined financial statements are based on the respective historical consolidated financial statements and the notes thereto of Focus and Visual Circuits, which are included or incorporated herein by reference. The pro forma adjustments are preliminary and based on management’s estimates and a preliminary valuation of the intangible assets acquired.

The unaudited pro forma combined condensed consolidated balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of financial position or future operating results of the combined companies. There can be no assurance that Focus and Visual Circuits will not incur additional charges related to the Reorganization or that management will be successful in its effort to integrate the operations of the two companies.

The unaudited pro forma combined condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements and related notes of Focus and Visual Circuits, which are either included or incorporated in this joint proxy statement/prospectus by reference.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 31, 2004

(in thousands)

(Unaudited)

	Focus Actual	Visual Actual	Pro Forma Adjustments		Pro Forma Combined
Assets

Current assets:
Cash and cash equivalents	$2,701	$518	$—		$3,219
Accounts receivable, net	1,659	655	—		2,314
Inventories	3,206	225	—		3,431
Prepaid expenses and other current assets	305	43	—		348

Total current assets	7,871	1,441	—		9,312

Property and equipment, net	182	221	—		403
Intangible assets, net	1,362	—	1,000	(A)	2,362
Other assets	246	—	—		246
Goodwill	5,854	—	7,070	(A)	12,924

Total assets	$15,515	$1,662	$8,070		$25,247

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,930	$553	$—		$2,483
Accrued liabilities	1,499	205	450	(B)	2,154
Current portion of long-term debt	31	10	—		41
Borrowings under line of credit	453	—	—		453
Loan payable	251	—	—		251

Total current liabilities	4,164	768	450		5,382

Long-term debt	196	—	—		196

Total liabilities	4,360	768	450		5,578

Shareholders’ equity:
Preferred stock	—	—	—		—
Common stock	459	50	(12	)(C,D)	497
Additional paid-in capital	77,154	5,642	3,034	(E,F)	85,830
Accumulated deficit	(64,610)	(4,798)	4,598	(G,H)	(64,810)
Cumulative foreign currency translation adjustments	(1)	—	—		(1)
Notes receivable from related parties	(1,097)	—	—		(1,097)
Treasury stock	(750)	—	—		(750)

Total shareholders’ equity	11,155	894	7,620		19,669

Total liabilities and shareholders’ equity	$15,515	$1,662	$8,070		$25,247

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated

Statement of Operations

For the year ended December 31, 2003

(in thousands, except per share data)

(Unaudited)

	Focus Actual	Visual Actual	Pro forma Adjustments		Pro forma Combined
Net revenues	$26,575	$4,346	$—		$30,921
Cost of goods sold	17,428	2,266	250	(I)	19,944

Gross profit	9,147	2,080	(250)		10,977

Operating expenses:
Sales, marketing and support	4,313	928	—		5,241
General and administrative	1,751	1,347	—		3,098
Research and development	4,277	987	—		5,264
Amortization	577	—	—		577
Restructuring recovery	(29)	—	—		(29)

Total operating expenses	10,889	3,262	—		14,151

Loss from operations	(1,742)	(1,182)	(250)		(3,174)
Interest income (expense), net	(193)	10	—		(183)
Other income, net	239	34	—		273

Loss before income taxes	(1,696)	(1,138)	(250)		(3,084)
Income tax expense	2	1	—		3

Net Loss	$(1,698)	$(1,139)	$(250)		$(3,087)

Basic and diluted net loss per share	$(0.04)				$(0.07)

Number of shares used in basic and diluted computation	39,121		3,805	(J)	42,926

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated

Statement of Operations

For the three months ended March 31, 2004

(in thousands, except per share data)

(Unaudited)

	Focus Actual	Visual Actual	Pro forma Adjustments		Pro forma Combined
Net revenues	$4,094	$1,096	$—		$5,190
Cost of goods sold	2,762	569	63	(I)	3,394

Gross profit	1,332	527	(63)		1,796

Operating expenses:
Sales, marketing and support	1,054	251	—		1,305
General and administrative	557	479	—		1,036
Research and development	1,106	270	—		1,376
Amortization	164	—	—		164

Total operating expenses	2,881	1,000	—		3,881

Loss from operations	(1,549)	(473)	(63)		(2,085)
Interest income (expense), net	(46)	2	—		(44)
Other income, net	6	2	—		8

Loss before income taxes	(1,589)	(469)	(63)		(2,121)
Income tax expense	—	—	—		—

Net loss	$(1,589)	$(469)	$(63)		$(2,121)

Basic and diluted net loss per share	$(0.04)				$(0.05)

Number of shares used in basic and diluted computation	42,905		3,805	(J)	46,710

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF FOCUS AND VISUAL

1.	Basis of Pro Forma Presentation

On May 28, 2004, Focus acquired certain assets and assumed certain liabilities of Visual Circuits. The total purchase price of $9.2 million included consideration of approximately 3.8 million shares of Focus voting common stock, valued at approximately $8.7 million and estimated direct transaction costs of $450,000.

The average market price per share of Focus voting common stock of $2.29 is based on the average closing price for a range of trading days (January 23, 2004 through February 2, 2004) around the announcement date (January 28, 2004) of the Reorganization Agreement. The estimated direct transaction expenses of $450,000, have been included as a part of the total estimated purchase cost.

The total purchase cost of the Visual Circuits’ transaction is estimated as follows (in thousands):

Value of common shares issued	$8,714
Estimated transaction costs and expenses	450

Total purchase cost	$9,164

The purchase price allocation, which is preliminary and therefore subject to change based on Visual Circuits final analysis, is as follows (in thousands):

	Amount	Annual Amortization	Useful lives
Purchase Price Allocation:
Tangible Assets	$1,662	n/a	n/a
Intangible assets acquired:
Core/developed technology	1,000	$250	4 years
Goodwill	7,070	n/a	n/a
In-process research and development	200	n/a	n/a
Other liabilities	(768)	n/a	n/a

Net estimated purchase price allocation	$9,164	$250

The tangible net assets acquired represent the historical net assets of Visual Circuits’ business as of March 31, 2004. As required under purchase accounting, the assets and liabilities of Visual Circuits have been adjusted to fair value. No adjustments were recorded for tangible net assets acquired as the book value for such net assets was deemed to approximate fair value.

Focus performed an allocation of the total purchase price of Visual Circuits to its individual assets acquired and liabilities assumed. Of the total purchase price, $200,000 has been preliminarily allocated to in-process research and development (“IPRD”) and will be charged to expense in the period the transaction closes. Due to its non-recurring nature, the IPRD attributed to the Visual Circuits transaction has been excluded from the pro forma statements of operations. However, it is reflected in the pro forma balance sheet as an increase in accumulated deficit.

In addition to the value assigned to the IPRD projects, Visual Circuits’ tangible assets and specific intangible assets were identified and valued. The related amortization of the identifiable intangible assets is reflected as a pro forma adjustment to the Unaudited Pro Forma Condensed Combined Statements of Operations. The identifiable intangible asset includes core/developed technology.

A portion of the purchase price has been allocated to developed technology and IPRD. Developed technology and IPRD were identified and valued through interviews, analysis of data provided by the Visual Circuits business concerning development projects, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability and associated risks. The income approach, which includes an analysis of the cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing the developed technology and IPRD.

Where development projects had reached technological feasibility, they were classified as developed technology and the value assigned to developed technology was capitalized. The developed technology is being amortized on a straight-line basis over its estimated useful life of four years.

Where the development projects had not reached technological feasibility and had no future alternative uses, they were classified as IPRD, which will be expensed upon the consummation of the Reorganization Agreement. The value was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value as defined below.

•	Net cash flows. The net cash flows from the identified projects are based on estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs and income taxes from those projects. These estimates are based on the assumptions mentioned below. The research and development costs included in the model reflect costs to sustain projects, and include costs to complete to bring in-process projects to technological feasibility.

The estimated revenue is based on projections of Visual Circuits’ business for each in-process project. These projections are based on its estimates of market size and growth, expected trends in technology and the nature and expected timing of new product introductions by Visual Circuits’ business and its competitors.

Projected gross margins and operating expenses approximate the Visual Circuits’ business recent historical levels.

•	Discount rate. The discount rate employed in valuing the developed, core and in process technologies range from 20% to 40% and are consistent with the implied transaction discount rate. A higher discount rate was used in valuing the IPRD, due to inherent uncertainties surrounding the successful development of the IPRD, market acceptance of the technology, the useful life of such technology and the uncertainty of technological advances, which could potentially impact the estimates described above.

•	Percentage of completion. The percentage of completion for each project was determined using costs incurred to date on each project as compared to the remaining research and development to be completed to bring each project to technological feasibility. The percentage of completion varied by individual project ranging from 10% to 90%.

If the projects discussed above are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods.

Goodwill represents the excess of the purchase price over the fair value of the underlying net identifiable assets.

2.	Pro Forma Adjustments

The Focus Unaudited Pro Forma Combined Condensed Consolidated Financial Statements give effect to the allocation of the total purchase cost to the assets and liabilities of Visual Circuits based on their respective fair values and to amortization of the fair value over the respective useful lives. The pro forma combined provision (benefit) for income taxes does not represent the amounts that would have resulted had Focus and Visual Circuits filed consolidated income tax returns during the periods presented. The following pro forma adjustments have been made to the unaudited pro forma combined condensed consolidated financial statements:

(A)	To record the estimated fair value of intangible assets as described in Note 1. Includes the following:

Core/developed technology	$1,000,000
Goodwill	7,070,000

$8,070,000

(B)	To reflect estimated direct transaction expenses of $450,000, consisting of estimated financial advisory, legal and accounting fees and other direct transaction costs.

(C)	To eliminate the $50,000 historical common stock account of Visual Circuits.

(D)	To record the anticipated value of 3.8 million shares of Focus’ common stock with par value of $0.01 per share.

(E)	To eliminate the historical additional paid in capital account of Visual Circuits.

(F)	To record the anticipated value of 3.8 million shares of Focus’ common stock valued at approximately $8.7 million (reduced by the par value of such stock of $38,000).

(G)	To eliminate the historical accumulated deficit account of Visual Circuits.

(H)	To record the in-process research and development of $200,000, which is treated as an expense and therefore increases the accumulated deficit. This amount may change materially based on the final fair value as determined as of the date of completion of the proposed Reorganization and will be charged to operating results of Focus in the quarter the Reorganization is completed.

(I)	To record the amortization of identifiable intangible assets related to the acquisition of Visual Circuits as if the transaction occurred January 1, 2003. Focus has not completed the valuation of the actual intangible assets to be acquired. When completed certain amounts identified as intangible assets may be amortized over a period other than the four-year period represented in the pro forma statement of operations. The number of shares issued to Visual Circuits shareholders is based on the Reorganization Agreement, while the fair value per share is based upon the trading range mentioned above.

(J)	To reflect the issuance of approximately 3.8 million shares of Focus stock to Visual Circuits’ shareholders. This amount is based on the total consideration of approximately $8.7 million divided by the average closing price of Focus’ common stock of $2.29 for a range of trading days (January 23, 2004 through February 2, 2004) around the announcement date (January 28, 2004) of the Reorganization Agreement. The number of shares issued to Visual Circuits’ shareholders is based on the Reorganization Agreement. The fair value per share is based upon the trading range above.

Deferred tax assets totaling approximately $400,000 associated with non-goodwill intangibles was recorded but was offset completely by a $400,000 increase in the valuation allowance against deferred tax assets.

3.	Pro Forma Net Loss Per Share

The pro forma basic and dilutive net loss per share are based on the weighted average number of shares of pro forma Focus voting common stock outstanding during each period plus the shares assumed to be issued in exchange for substantially all the assets of Visual Circuits. Dilutive securities are not included in the computation of pro forma dilutive net loss per share as their effect would be anti-dilutive.

4.	Stockholders’ Equity

On March 19, 2004, Mr. Carl Berg, a director of Focus, converted his approximately $4.5 million of debt and accrued interest into Focus’ preferred and common stock on conversion terms agreed to more than two years ago. This conversion resulted in the issuance of 2,173,193 shares of Focus’ common stock and 840 shares of Focus’ Series B preferred stock and 417 shares of Focus’ Series C preferred stock, that are convertible in to an additional 840,000 and 417,000 shares of Focus’ voting common stock, respectively. Following the conversion, Mr. Berg owned approximately 11% of Focus’ outstanding equity.

5.	Subsequent Event

On April 14, 2004, Focus completed a private placement to sell approximately 3.9 million shares of its common stock to third party investors, receiving proceeds of approximately $5.2 million, net of offering costs of approximately $400,000. The shares were issued at $1.45 per share, an approximate 11% discount to the closing price of Focus’ common stock on April 5, 2004. In connection with the private placement, Focus issued warrants to the investors and to a placement agent to purchase a total of approximately 940,000 shares of common stock at an exercise price of $2.00 per share. No compensation expense was recorded given that the warrants were issued in connection with the issuance of common stock.

The private placement described above is not included in the pro-forma financial statements at March 31, 2004.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and quarterly reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to the public from the SEC’s Website at “http://www.sec.gov.”

This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with our registration statement. You may obtain copies of the registration statement and the exhibits and schedules to the registration statement as described above.

Statements contained herein as to the contents of any contract or any other document referred to are not necessarily complete, and where such contract or other document is an exhibit to a document we have filed with the SEC, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

Our SEC Filings (File No. 1-11860)	Date of Filing

Annual Report on Form 10-K for the year ended December 31, 2003	March 16, 2004

Quarterly Report on Form 10-Q for the three months ended March 31, 2004;	May 17, 2004

Current Report on Form 8-K (RE: completion of Visual Circuits Acquisition);	June 2, 2004

Current Report on Form 8-K (RE: financial information regarding Visual Circuits Corporation); and	July 20, 2004

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, until such date as this registration statement is no longer effective, pursuant to the terms hereof.	After the date of this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Focus Enhancements, Inc.

1370 Dell Avenue

Campbell, California 95008

Attention: Investor Relations

Phone: (408) 866-8300

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

The Delaware General Corporation Law and our certificate of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Focus pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or any supplement that may have a later date. The selling shareholders are not making an offer of the common stock in any state where the offer is not permitted.

INDEX TO VISUAL CIRCUITS FINANCIAL STATEMENTS

The attached financial statements are being provided in conjunction with the presentation under “Unaudited Pro Forma Condensed Combined Financial Information - Acquisition of Visual Circuits Corporation” on page 16.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Visual Circuits Corporation

Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Visual Circuits Corporation as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Visual Circuits Corporation as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has entered into an agreement with Focus Enhancements, Inc. to sell substantially all of its assets and to liquidate, subject to stockholder approval. In the event that the agreement is not consummated or approved by the stockholders, the Company may continue to pursue liquidation. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MCGLADREY & PULLEN LLP

Minneapolis, Minnesota

October 24, 2003 (February 16, 2004 as to Note 2)

Visual Circuits Corporation

Consolidated Balance Sheets

September 30, 2003 and 2002

	2003	2002
Assets (Note 3)
Current Assets
Cash	$713,431	$2,416,399
Trade accounts receivable, net of allowance of $52,000 in 2003 and $105,000 in 2002 (Note 8)	846,940	672,828
Inventory	236,736	550,435
Prepaid expenses	30,461	110,242

Total current assets	1,827,568	3,749,904
Equipment, at cost, net of accumulated depreciation of $683,166 in 2003 and $449,288 in 2002 (Note 5)	296,188	503,308

	$2,123,756	$4,253,212

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$324,264	$556,967
Current maturities of long-term debt	32,237	42,497
Accrued expenses:
Compensation	129,200	263,348
Warranty	52,038	80,678
Other	70,072	100,506

Total current liabilities	607,811	1,043,996

Long-Term Debt, less current maturities (Note 5)	—	33,758

Commitments (Note 6)
Stockholders’ Equity (Note 7)
Common stock, $0.01 par value; authorized 25,000,000 shares; issued and outstanding 4,976,837 shares	49,768	49,768
Additional paid-in capital	5,642,104	5,642,104
Accumulated deficit	(4,175,927)	(2,516,414)

Total stockholders’ equity	1,515,945	3,175,458

	$2,123,756	$4,253,212

See Notes to Consolidated Financial Statements.

Visual Circuits Corporation

Consolidated Statements of Operations

Years Ended September 30, 2003 and 2002

	2003	2002
Net sales (Note 8)	$4,420,540	$9,192,051
Cost of goods sold	2,293,147	4,671,176

Gross margin	2,127,393	4,520,875

Operating expense:
Research and development	1,150,064	2,108,164
Selling and marketing	1,243,760	2,535,563
General and administrative (Note 9)	1,436,563	1,712,697

Total operating expense	3,830,387	6,356,424

Operating loss	(1,702,994)	(1,835,549)
Other income (expense):
Interest expense	(2,447)	(7,366)
Interest income	16,324	60,101
Other, net	30,604	(168,750)

Total other income (expense)	44,481	(116,015)

Loss before income taxes	(1,658,513)	(1,951,564)
Federal and state income tax expense (Note 4)	(1,000)	(178,000)

Net loss	$(1,659,513)	$(2,129,564)

See Notes to Consolidated Financial Statements.

Visual Circuits Corporation

Consolidated Statements of Stockholders’ Equity

Years Ended September 30, 2003 and 2002

	Comprehensive Loss	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Foreign Currency Translation Adjustment	Note Receivable From Stockholder	Total
		Shares	Amount
Balance, September 30, 2001		4,901,912	$49,019	$5,407,438	$(386,850)	$(3,921)	$(7,586)	$5,058,100
Issuance of common stock upon exercise of options		70,000	700	23,620	—	—	—	24,320
Issuance of common stock for services rendered		4,925	49	20,788	—	—	—	20,837
Fair value of nonqualified stock options issued		—	—	117,070	—	—	—	117,070
Tax benefit recognized upon exercise of warrants		—	—	73,188	—	—	—	73,188
Net activity on stockholder note		—	—	—	—	—	7,586	7,586
Net loss	$(2,129,564)	—	—	—	(2,129,564)	—	—	(2,129,564)
Foreign currency translation adjustment	3,921	—	—	—	—	3,921	—	3,921

Comprehensive Loss	$(2,125,643)			—

Balance, September 30, 2002		4,976,837	49,768	5,642,104	(2,516,414)	—	—	3,175,458
Net loss		—	—	—	(1,659,513)	—	—	(1,659,513)

Balance, September 30, 2003		4,976,837	$49,768	$5,642,104	$(4,175,927)	$—	$—	$1,515,945

See Notes to Consolidated Financial Statements.

Visual Circuits Corporation

Consolidated Statements of Cash Flows

Years Ended September 30, 2003 and 2002

	2003	2002
Cash Flows From Operating Activities
Net loss	$(1,659,513)	$(2,129,564)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	233,883	222,838
Other	—	3,921
Loss on disposal of equipment and write-down of software	749	2,571
Compensation expense related to issuance of stock, stock options and stock warrants issued for services	—	137,907
Changes in current assets and liabilities:
Accounts receivable	(174,112)	1,382,043
Inventory	296,920	150,135
Prepaid expenses and other	79,781	3,529
Income tax receivable	—	665,842
Deferred tax asset	—	125,000
Accounts payable	(232,703)	(329,328)
Accrued expenses	(193,222)	100,540

Net cash (used in) provided by operating activities	(1,648,217)	335,434

Cash Flows From Investing Activities
Purchases of equipment	(10,733)	(191,547)

Net cash used in investing activities	(10,733)	(191,547)

Cash Flows From Financing Activities
Payments on long-term debt	(44,018)	(61,527)
Proceeds from issuance of stock upon exercise of warrants and options	—	24,320
Payments on shareholder note receivable	—	7,586
Tax benefit recognized upon exercise of warrants	—	73,188

Net cash (used in) provided by financing activities	(44,018)	43,567

(Decrease)/Increase in cash	(1,702,968)	187,454
Cash
Beginning of year	2,416,399	2,228,945

End of year	$713,431	$2,416,399

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$2,447	$7,366

See Notes to Consolidated Financial Statements.

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Visual Circuits Corporation (the Company) is a Minneapolis-based developer of digital media communication products and services used to drive incremental sales, enhance customer experience, facilitate brand development, and increase the effectiveness of training and education programs. Incorporated in 1991, the Company has sold hardware and software solutions that control, distribute and present video, graphics and audio in retail, banking, healthcare, hospitality and entertainment locations around the world. Visual Circuits products range from standard and high-definition video playback circuit boards sold to OEMs to video servers, enterprise class media network control software and network-attached media edge devices. The Company’s engineering efforts continually expand functionality across media types while facilitating integration with third-party display, control and networking products.

Approximate net sales relating to foreign countries were $1,057,000 and $900,000 for the years ended September 30, 2003 and 2002, respectively. Accounts receivable relating to the foreign sales were approximately $150,000 as of September 30, 2003 and 2002.

Principles of consolidation: The consolidated financial statements include the accounts of the Visual Circuits Corporation and its wholly owned French subsidiary, Visual Circuits Europe, Inc. All material intercompany accounts and transactions have been eliminated in consolidation. During 2003, the Company elected to close its French subsidiary (see Note 9).

Revenue recognition: Revenues are recognized upon shipment of the products. Shipping and handling charges billed to customers are included in net sales. Shipping and handling charges incurred by the Company were $32,292 and $73,351 for the years ended September 30, 2003 and 2002, respectively, and are included in selling and marketing expense.

Trade accounts receivable: Trade receivables are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding beyond stated terms. The Company grants trade credit to customers based upon terms established by the Company’s management, which typically range from 30 to 60 days.

Inventory: Inventory is stated at the lower of average cost or market. Inventory consists of the following as of September 30, 2003 and 2002:

	2003	2002
Raw materials	$145,125	$246,597
Work in process	—	5,032
Finished goods	234,611	427,806
Reserve for obsolescence	(143,000)	(129,000)

Net inventory	$236,736	$550,435

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Depreciation: The Company depreciates its equipment using the straight-line method over estimated useful lives of three to five years.

Research and development costs: The Company charges all research and development costs to expense as they are incurred.

Fair value of financial instruments: The Company’s financial instruments consist of cash and cash equivalents and short-term trade receivables and payables for which current carrying amounts approximate fair value.

Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for temporary differences in deductibility and operating loss and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in the tax laws and rates on the date of enactment.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates of the Company include the allowance for doubtful accounts, the allowance for obsolete inventory and accrued warranty.

Stock-based compensation: The Company regularly grants options to its employees under various plans as described below. As permitted under accounting principles generally accepted in the United States of America, these grants are accounted for under APB Opinion No. 25 and related interpretations. There was no compensation expense recorded for employee grants for the years ended September 30, 2003 and 2002, as all such options granted had an exercise price that equaled the fair market value.

The Company also grants options and warrants to nonemployees for services and in conjunction with certain agreements. These grants are accounted for under FASB Statement No. 123 based on the grant date fair values. There was expense of $117,000 recorded for grants to nonemployees for the year ended September 30, 2002.

Had compensation cost for all of the stock-based compensation options issued been determined based on the fair values at the grant date for awards in 2003 and 2002 consistent with the provisions of Statement No. 123, the Company’s net loss would have been as indicated below:

	Years Ended September 30
	2003	2002
Net loss, as reported	$(1,659,513)	$(2,129,564)
Deduct total stock-based employee compensation expense determined under the fair value – based method for all awards	(176,677)	(172,516)

Net loss, pro forma	$(1,836,190)	$(2,302,080)

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

The above pro forma effects on net loss are not likely to be representative of the effects on reported net loss for future years because options vest over several years and additional awards generally are made each year.

The fair value of each option and warrant grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003 and 2002: no dividend yield during the expected life of outstanding options; forfeiture rate of 20 percent; risk-free interest rates of 4.5 percent to 6.1 percent; and expected lives of five to seven years.

Product warranty: The Company provides a standard one-year warranty on all products for the replacement or repair of defective products. The Company also provides extended warranties on some of its products for a period of two to three years. The Company’s warranty policies require the Company to repair or replace defective products at no cost to its customers. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and information received from its customers to assist in determining the appropriate loss reserve levels.

Changes in the Company’s warranty liability are as follows:

	Years Ended September 30
	2003	2002
Balances, beginning of period	$80,678	$48,123
Accruals for products sold	33,000	182,925
Payments made	(33,203)	(150,370)
Changes in estimated warranty reserve	(28,437)	—

Balances, end of period	$52,038	$80,678

Note 2. Liquidity and Management’s Plans

During the years ended September 30, 2003 and 2002, the Company incurred a net loss of approximately $1,659,000 and $2,130,000, respectively. These losses, combined with other activity, resulted in a reduction in working capital of approximately $1,485,000 in 2003 and a working capital balance of $1,221,000 as of September 30, 2003. During 2003, management significantly reduced headcount and other operating expenses to a level that management believes will allow the Company to continue to operate through fiscal 2004. Management has plans that it believes will increase sales in fiscal 2004. Management recognizes that cash requirements in fiscal 2004 may increase as a result of this planned growth. Under a scenario of higher sales, management expects that bank borrowings would be available to help fund operations. Alternatively, in the event of a revenue shortfall, additional expense reductions would be made to reduce cash requirements.

Subsequently, on January 27, 2004, the Company entered into an agreement with Focus Enhancements, Inc. to sell substantially all of its assets and to liquidate, subject to stockholder approval. In the event that the agreement is not consummated or approved by the stockholders, the Company may continue to pursue liquidation. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 3. Bank Financing

The Company has a $700,000 revolving line of credit with a bank. The line of credit is subject to a borrowing base calculation based upon accounts receivable and inventory. Advances issued under the agreement accrue interest at prime (4.0 percent at September 30, 2003) plus 1.5 percent and are secured by substantially all company assets. The line expired in October 2003. There were no borrowings outstanding under the line of credit as of September 30, 2003 or 2002.

Note 4. Income Taxes

The components of the net deferred tax assets at September 30, 2003 and 2002, are as follows:

	2003	2002
Deferred tax assets:
Net operating loss carryforwards	$1,337,000	$725,000
Research and development credit carryforwards	679,000	461,000
Stock warrants	119,000	119,000
Reserve for obsolete inventory	52,000	47,000
Allowance for doubtful accounts	19,000	38,000
Impairment reserve	—	76,000
Accrued expenses and other	42,000	59,000

Gross deferred tax assets	2,248,000	1,525,000
Deferred tax liability, equipment	(18,000)	(27,000)
Less valuation allowance	(2,230,000)	(1,498,000)

Net deferred tax assets	$—	$—

Income tax expense (benefit) consists of the following at September 30, 2003 and 2002:

	2003	2002
Current	$1,000	$(20,000)
Deferred	—	198,000

	$1,000	$178,000

The Company’s income tax expense (benefit) varied from the taxes computed using the U.S. statutory federal rate as of September 30, 2003 and 2002, as follows:

	2003		2002
U.S. statutory rate applied to loss before taxes	$(564,000)	(34.0)%	$(664,000)	(34.0)%
State income tax, net of federal tax effect	(30,000)	(1.8)%	(45,000)	(2.3)%
Permanent differences	42,000	2.5%	35,000	1.8%
Change in valuation allowance	732,000	44.1%	1,019,000	52.2%
Research and development credits	(218,000)	(13.1)%	(138,000)	(7.1)%
Other	39,000	2.4%	(29,000)	(1.5)%

	$1,000	0.1%	$178,000	9.1%

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 4. Income Taxes (Continued)

The Company has recorded the valuation allowance on its deferred tax assets to reduce the total to an amount that management believes is more likely than not to be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The increase in the valuation allowance during 2003 and 2002 was primarily the result of the net operating loss (NOL) carryforward that was generated during those years. The 2002 increase was also affected as a result of a change in the conclusion regarding the need for a valuation allowance relative to $125,000 of deferred tax assets.

Federal net operating loss carryforwards of $3,536,000 are available to the Company for income tax purposes at September 30, 2003, of which $114,000 will expire in 2011, $1,592,000 will expire in 2022 and $1,830,000 will expire in 2023. State net operating loss carryforwards of $2,089,000 are available to the Company for income tax purposes at September 30, 2003, of which $114,000 will expire in 2011, $703,000 will expire in 2016, $608,000 will expire in 2017 and $664,000 will expire in 2018.

The research and development credits are available for federal and state income tax purposes. Of the credits available, $47,000 will expire in 2017, $43,000 will expire in 2018, $35,000 will expire in 2019, $100,000 will expire in 2020, $187,000 will expire in 2021, $171,000 will expire in 2022 and $98,000 will expire in 2023.

Future use of the net operating loss carryforwards and research and development credits could be limited under a provision of the Internal Revenue Code relating to a 50 percent change in control over a three-year period.

Note 5. Long-Term Debt

The Company has a bank loan for the purpose of purchasing equipment with a balance of approximately $32,000 and $76,000 at September 30, 2003 and 2002, respectively. The loan accrues interest at a rate of prime plus 0.5 percent (4.5 percent at September 30, 2003) and is due in monthly installments of $3,826 through June 2004.

Note 6. Operating Lease Commitments

The Company leases its facility from an unrelated party under a noncancelable operating lease agreement, which expires in December 2004. Approximate future required payments under this lease, are as follows:

Fiscal years ending September 30:
2004	$175,000
2005	44,000

$219,000

Total rental expense was approximately $178,000 and $173,000 for the years ended September 30, 2003 and 2002, respectively.

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 7. Stockholders’ Equity

Stock option plans: In 1997 the Company introduced a stock option plan (the 1997 Plan), as amended in fiscal year 1999. Options for up to 1,800,000 shares of common stock had been reserved for issuance under the 1997 Plan and could have been granted to employees and directors. As of September 30, 2003, a total of 1,575,745 option shares were issued, and 927,809 were outstanding. A total of 108,000 options have been exercised and 539,936 cancelled. In connection with the creation of the 2000 Plan described below, the 1997 Plan was frozen, and the authorized but unissued shares were transferred to the new 2000 Plan. The options outstanding are not transferable and expire at varying dates not to exceed 10 years from the grant date.

In fiscal 2001 the Company introduced its 2000 stock option plan (the 2000 Plan). Options for up to 857,917 shares of common stock, including 357,917 shares transferred from the 1997 Plan, have been reserved for issuance under the 2000 Plan and may be granted to employees and directors. As of September 30, 2003, a total of 734,946 option shares were issued, and 449,147 were outstanding. No options have been exercised, and 285,799 have been issued and cancelled primarily in connection with employee terminations. As of September 30, 2003, a total of 408,770 remaining option shares are available for future issuance pursuant to the 2000 Plan. The options outstanding are not transferable and expire at varying dates not to exceed 10 years from the grant date.

The Company also at times issues stock options that are approved by the Board of Directors and are not specific to any stock option plan.

Warrants: The Company has 560,877 stock warrants outstanding that are held by various individuals and organizations. A total of 445,877 warrant shares outstanding have been issued to investors. Outstanding investor warrants range from $0.83 to $5.29 per share, all of which will expire by December 2007. The balance of these warrants, a total of 115,000, have been issued to others in exchange for the purchase of software and services rendered. These warrants have an exercise price of $7.20 per share and expire in January 2006.

The Company accounts for options and warrants issued to nonemployees under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and continues to account for options issued to employees using the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

Information with respect to stock options and warrants is summarized as follows:

	September 30, 2003			September 30, 2002
	Warrants	Stock Options	Weighted- Average Exercise Price	Warrants	Stock Options	Weighted- Average Exercise Price
Outstanding at beginning of year	590,877	2,864,489	$2.29	589,400	2,328,905	$1.35
Granted	—	159,971	2.00	1,477	1,108,975	3.24
Exercised	—	—	—	—	(70,000)	0.34
Canceled	(30,000)	(837,504)	2.59	—	(503,391)	1.88

Outstanding at end of year	560,877	2,186,956		590,877	2,864,489

Weighted-average fair value per option and warrant granted during the year as computed under SFAS No. 123			$0.54			$0.88

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 7. Stockholders’ Equity (Continued)

The following tables summarize information about stock options and warrants at September 30, 2003 and 2002:

	2003
	Warrants and Options Outstanding			Warrants and Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.50 – $0.83	1,454,166	3.97	$0.70	1,085,196	$0.65
$1.50 – $2.00	368,054	4.24	1.85	206,554	1.75
$3.25 – $4.25	548,586	4.24	3.76	382,630	3.98
$5.29 – $7.20	377,027	2.22	5.87	377,027	5.87

	2,747,833	3.55	$2.17	2,051,407	$2.34

	2002
	Warrants and Options Outstanding			Warrants and Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.50 – $0.83	1,656,393	4.65	$0.69	1,249,623	$0.80
$1.50 – $2.00	238,958	3.55	1.71	207,902	1.74
$3.25 – $4.25	1,182,988	4.42	3.50	617,110	3.68
$5.29 – $7.20	377,027	3.22	5.87	377,027	5.87

	3,455,366	4.07	$2.29	2,451,662	$2.39

Note 8. Major Customers

Net revenues include sales to major customers as follows:

	Sales to Total Net Sales, Years Ended September 30
	2003	2002
Customer A	*	50%
Customer B	14%	*
Customer C	13%	*
Customer D	12%	*

*	Represents less than 10 percent of sales.

As of September 30, 2003 and 2002, the accounts receivable from these customers on the Company’s consolidated balance sheets was approximately $446,000 and $78,000, respectively.

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 9. Closing of Subsidiary

During fiscal 2003, the Company closed its French subsidiary. The subsidiary had 2002 revenues of approximately $532,000. The net assets, consisting of inventory and accounts receivable, of the affiliate were written down by approximately $211,000 to reflect the estimated fair value as of September 30, 2002. This write-down was recorded as an impairment loss and is included in operating expense for the year ended September 30, 2002. The actual loss incurred on the closing of this subsidiary did not materially differ from the estimated loss.

Note 10. Recently Issued Accounting Standards

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement addresses financial accounting and reporting for obligations associated with mandatory redeemable stock which the issuing company is obligated to buy back for cash or other assets at a specified or determinable date or upon an event that is certain to occur. The statement will be effective for the Company’s fiscal year ending 2005, although the FASB is considering indefinitely deferring certain provisions of the standard. Management does not believe this new accounting standard will have material impact on the financial statements.

Visual Circuits Corporation

Condensed Consolidated Balance Sheets

	March 31, 2004	September 30, 2003
	(Unaudited)
Assets
Current Assets
Cash	$517,910	$713,431
Trade accounts receivable, net of allowance of $33,500 and $52,000 as of March 31, 2004 and September 30, 2003, respectively	655,265	846,940
Inventory	224,609	236,736
Prepaid expenses	43,025	30,461

Total current assets	1,440,809	1,827,568
Equipment, at cost, net of accumulated depreciation of $766,079 as of March 31, 2004 and $683,166 as of September 30, 2003	220,846	296,188

	$1,661,655	$2,123,756

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$553,397	$324,264
Current maturities of long-term debt	9,801	32,237
Accrued expenses:
Compensation	104,773	129,200
Warranty	52,038	52,038
Other	48,384	70,072

Total current liabilities	768,393	607,811

Commitments (Note 4)
Stockholders’ Equity
Common stock, $0.01 par value; authorized 25,000,000 shares; issued and outstanding 4,976,837 shares	49,768	49,768
Additional paid-in capital	5,642,104	5,642,104
Accumulated deficit	(4,798,610)	(4,175,927)

Total stockholders’ equity	893,262	1,515,945

	$1,661,655	$2,123,756

See Notes to Condensed Consolidated Financial Statements

Visual Circuits Corporation

Condensed Consolidated Statements of Operations (unaudited)

	Six Months Ended March 31,
	2004	2003
Net sales	$2,249,478	$2,253,208
Cost of goods sold	1,175,560	1,168,268

Gross margin	1,073,918	1,084,940

Operating expense:
Research and development	483,129	661,535
Selling and marketing	437,496	805,927
General and administrative	786,376	806,609

Total operating expense	1,707,001	2,274,071

Operating loss	(633,083)	(1,189,131)

Other income (expense):
Interest expense	(521)	(879)
Interest income	4,608	11,597
Other, net	6,313	1,605

Total other income (expense)	10,400	12,323

Loss before income taxes	(622,683)	(1,176,808)
Federal and state income tax expense	—	—

Net loss	$(622,683)	$(1,176,808)

See Notes to Condensed Consolidated Financial Statements

Visual Circuits Corporation

Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended March 31, 2004	Three Months Ended December 31,
		2003	2002
Net sales	$1,095,995	$1,153,483	$1,228,504
Cost of goods sold	568,764	606,796	634,161

Gross margin	527,231	546,687	594,343

Operating expense:
Research and development	270,415	212,714	376,083
Selling and marketing	250,683	186,813	502,875
General and administrative	478,869	307,507	396,714

Total operating expense	999,967	707,034	1,275,672

Operating loss	(472,736)	(160,347)	(681,329)

Other income (expense):
Interest expense	(198)	(323)	(1,092)
Interest income	2,183	2,425	7,316
Other, net	2,078	4,235	1,715

Total other income (expense)	4,063	6,337	7,939

Loss before income taxes	(468,673)	(154,010)	(673,390)
Federal and state income tax expense	—	—	—

Net loss	$(468,673)	$(154,010)	$(673,390)

See Notes to Condensed Consolidated Financial Statements

Visual Circuits Corporation

Condensed Consolidated Statements of Stockholders’ Equity (unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount
Balance, September 30, 2003	4,976,837	$49,768	$5,642,104	$(4,175,927)	$1,515,945
Net loss	—	—	—	(154,010)	(154,010)

Balance, December 31, 2003	4,976,837	49,768	5,642,104	(4,329,937)	1,361,935

Net loss	—	—	—	(468,673)	(468,673)

Balance, March 31, 2004	4,976,837	$49,768	$5,642,104	$(4,798,610)	$893,262

See Notes to Condensed Consolidated Financial Statements

Visual Circuits Corporation

Condensed Consolidated Statement of Cash Flows (unaudited)

	For the six months ended March 31,
	2004	2003
Cash Flows From Operating Activities
Net loss	$(622,683)	$(1,176,808)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	82,913	123,310
Changes in current assets and liabilities:
Accounts receivable	191,675	(84,027)
Inventory	12,127	95,891
Prepaid expenses and other	(12,564)	71,390
Accounts payable	229,133	48,324
Accrued expenses	(46,115)	(162,287)

Net cash used in operating activities	(165,514)	(1,084,207)

Cash Flows From Investing Activities
Purchases of equipment	(7,571)	(5,359)

Net cash used in investing activities	(7,571)	(5,359)

Cash Flows From Financing Activities
Payments on long-term debt	(22,436)	(22,066)

Net cash used in financing activities	(22,436)	(22,066)

Decrease in cash	(195,521)	(1,111,632)
Cash
Beginning of period	713,431	2,416,399

End of period	$517,910	$1,304,767

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$522	$892

See Notes to Condensed Consolidated Financial Statements.

Visual Circuits Corporation

Condensed Consolidated Statement of Cash Flows (unaudited)

	For the three months ended March 31, 2004	For the three months ended December 31,
		2003	2002
Cash Flows From Operating Activities
Net loss	$(468,673)	$(154,010)	$(673,390)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	41,456	41,457	62,410
Changes in current assets and liabilities:
Accounts receivable	156,895	34,780	(176,341)
Inventory	52,118	(39,991)	(47,574)
Prepaid expenses and other	23,084	(35,648)	12,103
Accounts payable	2,316	226,817	7,401
Accrued expenses	(27,973)	(18,142)	(97,517)

Net cash provided by (used in) operating activities	(220,777)	55,263	(912,908)

Cash Flows From Investing Activities
Purchases of equipment	(4,995)	(2,576)	(1,082)

Net cash used in investing activities	(4,995)	(2,576)	(1,082)

Cash Flows From Financing Activities
Payments on long-term debt	(11,281)	(11,155)	(10,387)

Net cash used in financing activities	(11,281)	(11,155)	(10,387)

Increase (Decrease) in cash	(237,053)	41,532	(924,377)
Cash
Beginning of period	754,963	713,431	2,416,399

End of period	$517,910	$754,963	$1,492,022

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$198	$324	$480

See Notes to Condensed Consolidated Financial Statements.

Visual Circuits Corporation

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. Nature of Business and Summary of Significant Accounting Policies

Basis of Presentation – Interim Financial Information: The condensed consolidated financial statements of Visual Circuits Corporation (the Company) as of March 31, 2004 and for the six-month periods ended March 31, 2004 and 2003, and the three-month periods ended March 31, 2004 and December 31, 2003 and 2002 are unaudited and should be read in conjunction with the consolidated financial statements and notes thereto for the year ended September 30, 2003.

In the opinion of management, the condensed consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its financial position, operating results and cash flows for interim periods presented. The results of operations and cash flows for the six-month periods ended March 31, 2004 and 2003, and the three-month periods ended March 31, 2004 and December 31, 2003 and 2002 are not necessarily indicative of the results that may be expected for any future period.

Principles of consolidation: The consolidated financial statements include the accounts of the Visual Circuits Corporation and its wholly owned French subsidiary, Visual Circuits Europe, Inc. All material intercompany accounts and transactions have been eliminated in consolidation. During 2003, the Company elected to close its French subsidiary.

Revenue recognition: Revenues are recognized upon shipment of the products. Shipping and handling charges billed to customers are included in net sales.

Trade accounts receivable: Trade receivables are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding beyond stated terms. The Company grants trade credit to customers based upon terms established by the Company’s management, which typically range from 30 to 60 days.

Inventory: Inventory is stated at the lower of average cost or market. Inventory consisted of the following as of:

	March 31, 2004	September 30, 2003
Raw materials	$110,362	$145,125
Work in process	—	—
Finished goods	264,377	234,611
Reserve for obsolescence	(150,130)	(143,000)

Net inventory	$224,609	$236,736

Depreciation: The Company depreciates its equipment using the straight-line method over estimated useful lives of three to five years.

Research and development costs: The Company charges all research and development costs to expense as they are incurred.

Visual Circuits Corporation

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair value of financial instruments: The Company’s financial instruments consist of cash and cash equivalents and short-term trade receivables and payables for which current carrying amounts approximate fair value.

Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for temporary differences in deductibility and operating loss and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in the tax laws and rates on the date of enactment.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates of the Company include the allowance for doubtful accounts, the allowance for obsolete inventory and accrued warranty.

Stock-based compensation: The Company regularly grants options to its employees under various plans as described below. As permitted under accounting principles generally accepted in the United States of America, these grants are accounted for following APB Opinion No. 25 and related interpretations. There was no compensation expense recorded for employee grants for the six months ended March 31, 2004 and 2003, and the three months ended March 31, 2004 and December 31, 2003 and 2002, as all such options granted had an exercise price that equaled the fair market value.

The Company also grants options and warrants to nonemployees for services and in conjunction with certain agreements. These grants are accounted for under FASB Statement No. 123 based on the grant date fair values.

Had compensation cost for all of the stock-based compensation options issued been determined based on the fair values at the grant date for awards consistent with the provisions of Statement No. 123, the Company’s net loss would have been as indicate below:

	Six Months Ended March 31,		Three Months Ended March 31, 2004	Three Months Ended December 31,
	2004	2003		2003	2002
Net loss, as reported	$(622,683)	$(1,176,808)	$(468,673)	$(154,010)	$(673,390)
Deduct total stock-based employee compensation expense determined under the fair value-based method for all awards	(88,340)	(88,340)	(44,170)	(44,170)	(44,170)

Net loss, pro forma	$(711,023)	$(1,265,148)	$(512,843)	$(198,180)	$(717,560)

The above pro forma effects on net loss are not likely to be representative of the effects on reported net loss for future periods because options vest over several years and additional awards generally are made each year.

Visual Circuits Corporation

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Product warranty: The Company provides a standard one-year warranty on all products for the replacement or repair of defective products. The Company also provides extended warranties on some of its products for a period of two to three years. The Company’s warranty policies require the Company to repair or replace defective products at no cost to its customers. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and information received from its customers to assist in determining the appropriate loss reserve levels.

Changes in the Company’s warranty liability are as follows:

Warranty
Balance September 30, 2003	$52,038
Accruals for products	18,910
Payments made	(18,910)

Balance December 31, 2003	$52,038

Accruals for products	26,283
Payments made	(26,283)

Balance March 31, 2004	$52,038

Note 2. Liquidity and Management’s Plans

During the six months ended March 31, 2004 and the years ended September 30, 2003 and 2002, the Company incurred a net loss of approximately $623,000, $1,659,000 and $2,130,000, respectively. These losses, combined with other activity, resulted in a reduction in working capital of approximately $1,485,000 and $547,000 for the year ended September 30, 2003 and the six months ended March 31, 2004, and a working capital balance of $1,220,000 and $672,000 as of September 30, 2003 and March 31, 2004, respectively. During 2003, management significantly reduced headcount and other operating expenses to a level that management believes will allow the Company to continue to operate through fiscal 2004. Management has plans that it believes will increase sales in fiscal 2004. Management recognizes that cash requirements in fiscal 2004 may increase as a result of this planned growth. Under a scenario of higher sales, management expects that bank borrowings would be available to help fund operations. Alternatively, in the event of a revenue shortfall, additional expense reductions would be made to reduce cash requirements.

Subsequently, on January 27, 2004, the Company entered into an agreement with Focus Enhancements, Inc. to sell substantially all of its assets and to liquidate, subject to stockholder approval. In the event that the agreement is not consummated or approved by the stockholders, the Company may continue to pursue liquidation. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not reflect any adjustments that might result from the outcome of this uncertainty. On May 28, 2004, the Company’s stockholders approved the agreement, and the acquisition by Focus Enhancements was consummated.

Note 3. Bank Financing

The Company had a $700,000 revolving line of credit with a bank. The Company allowed the line of credit to expire in October 2003. There were no borrowings outstanding under the line as of September 30, 2003.

Note 4. Long-Term Debt

The Company has a bank loan for the purpose of purchasing equipment with a balance of approximately $10,000 and $32,000 at March 31, 2004 and September 30, 2003, respectively. The loan accrues interest at a rate of prime plus 0.5 percent (4.5 percent at March 31, 2004) and is due in monthly installments of $3,826 through June 2004.

Visual Circuits Corporation

Notes to Condensed Consolidated Financial Statements (Unaudited)

Summary of Certain Contractual Obligations

The Company leases its facility from an unrelated party under a noncancelable operating lease agreement, which expires in December 2004. Approximate future required payments under this lease, subsequent to March 31, 2004, are as follows:

	Amount of Commitment Expiration Per Period
	Total	Less Than 1 year	2-3 Years	4-5 Years	After 5 Years
Operating lease	$133,200	$133,200	—	—	—

Note 5. Major Customers

Net sales include sales to major customers as follows:

	Sales to Total Net Sales
	Six Months Ended March 31,		Three Months Ended March 31, 2004	Three Months Ended December 31,
	2004	2003		2003	2002
Customer A	19.3%	16.4%	17.8%	20.8%	30.0%
Customer B	14.9%	13.2%	11.1%	16.0%	*

*	Represents less than 10 percent of sales

As of March 31, 2004, three customers represented 14.9%, 11.4% and 10.6%, respectively of the Company’s accounts receivable balance. Combined, these three customers accounted for approximately 36.9% of the Company’s accounts receivable balance.

Note 6. Recently Issued Accounting Standards

The FASB issued FIN 46, Consolidation of Variable Interest Entities in January 2003, and a revised interpretation of FIN 46 (“FIN 46-R”) in December 2003. FIN 46, as modified by FIN 46-R, requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any entities it believes are variable interest entities for which the Company is the primary beneficiary. The adoption of FIN 46, as modified by FIN 46-R, did not have an impact on the Company’s financial position or results of operations.

 FOCUS ENHANCEMENTS, INC.

 5,773,143 SHARES OF

 COMMON STOCK

 PROSPECTUS

July 21, 2004